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                                                                    EXHIBIT 99.2



             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]



Board of Directors
Domain Energy Corporation
16801 Greenspoint Drive
Houston, Texas  77060

Members of the Board:

         We hereby consent to the inclusion of our opinion letter to the Board of Directors of Domain Energy Corporation ("Domain") as Annex D to the Information Statement of Domain and Proxy Statement/Prospectus of Lomak Petroleum, Inc. ("Lomak") relating to the proposed merger transaction involving Domain and Lomak. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.



                                       CREDIT SUISSE FIRST BOSTON CORPORATION



New York, New York
June 23, 1998